Mail Stop 4561

May 2, 2008

Via U.S. Mail and Facsimile
Timothy R. Kasmoch
President and Chief Executive Officer
N-Viro International Corporation
3450 W. Central Avenue, Suite 328
Toledo, OH 43606

> **Re: N-Viro International Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 25, 2008**
> **File No. 000-21802**

Dear Mr. Kasmoch:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise your form of proxy and the corresponding disclosure in your proxy statement and notice to stockholders to present the proposed bylaw amendments regarding majority voting for election of directors, supermajority voting for changes to the board, the constituency clause, and meetings of the board of directors as four separate proposals.

Proposal 4

2.   Please revise this section to make clear that the provision giving the board of directors the power to adopt bylaws without a stockholder vote may have anti-takeover implications. Refer your stockholders to the discussions appearing later in the document regarding the currently proposed bylaws amendments which will

have anti-takeover implications, and make clear to investors that further changes in or enhancements to bylaw provisions such as those would be adoptable by the board without a stockholder vote, if the proposal regarding amendments to the bylaws is approved.

Proposal 5

Anti-Takeover Protections: Supermajority Voting to Change the Board and Enhanced Requirements for Special Meetings and Quorums

2.   Please inform us whether your board of directors unanimously approved each anti-takeover proposal. If the vote on any of these proposals was not unanimous, please disclose this fact and identify the dissenting directors and the reasons for such dissent.

3.   Please revise your disclosure to discuss how the anti-takeover proposals will operate. Clearly explain how the proposals would modify your current corporate practice. Also, please revise your disclosure to indicate whether management has knowledge of any specific effort to accumulate the company's securities or to obtain control of the company by means of a merger, tender offer, solicitation in opposition to management or otherwise. Provide a description of such effort, if applicable. Please also identify in this section any other provisions currently in the company's charter or bylaws that have an anti-takeover effect.

4.   Please revise your discussion of the proposed constituency clause to state clearly the anti-takeover effect of such proposal.

Amendments Regarding Board of Director Meetings

5.   Please disclose how this proposal will operate. If this proposal would have anti-takeover effects, please indicate this and explain such anti-takeover effects.

*   *   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel